

September 19, 2013

Via E-mail
Vladimir G. Shmunis
Chief Executive Officer
RingCentral, Inc.
1400 Fashion Island Blvd., 7 Floor
San Mateo, California 94404

> **Re: RingCentral, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 13, 2013**
> **File No. 333-190815**

Dear Mr. Shmunis:

We have reviewed your amended Form S-1 and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 6, 2013.

Registration Statement on Form S-1/A Filed on September 13, 2013

Prospectus Cover Page

1.   You state on the prospectus cover page and on page 43 that outstanding shares of Class B common stock will represent approximately 98.6% of the voting power of your outstanding capital stock following the offering, but page 6 indicates that your directors, executive officers and principal shareholders and their affiliates will beneficially own 80.2% of the voting power. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 75

2.   Please tell us what consideration was given to updating the information for all equity-related transactions and the corresponding changes in fair value through the effective date of the registration statement, consistent with your acknowledgment in response to prior comment 24 of our letter dated July 19, 2013. In this regard, we note that you granted options to purchase Class B common stock in August 2013, per your disclosure on page 119, and issued warrants to purchase preferred stock in June 2013 and August 2013 in connection with your credit facilities.

<u>Principal and Selling Shareholders, page 133</u>

3.   In footnotes 1, 3, 9, 10 and 11, you disclaim beneficial ownership by the individuals who you state are deemed to share beneficial ownership of the shares being held by the selling shareholders. Please revise to state whether these individuals have voting and/or investment power over the shares being offered and eliminate any inappropriate disclaimers.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via E-mail</u>
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.